AMPRIUS TECHNOLOGIES, INC. Employee Town Hall June 30, 2022 Filed by Kensington Capital Acquisition Corp. IV Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Kensington Capital Acquisition Corp. IV Commission File No. 001-41314 Date: June 30, 2022

Forward-Looking Statements In connection with the proposed business combination between Amprius Technologies, Inc. (“Amprius”) and Kensington Capital Acquisition Corp. IV (“Kensington”) (NYSE: KCAC.U) (the “Proposed Business Combination”), this communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934 and the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, each as amended, including Kensington’s or Amprius’ or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the Proposed Business Combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Amprius’ and Kensington’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Amprius and Kensington. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the equity holders of Amprius or Kensington is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; risks related to the rollout of Amprius’ business and the timing of expected business milestones; the effects of competition on Amprius’ business; supply shortages in the materials necessary for the production of Amprius’ products; the termination of government clean energy and electric vehicle incentives or the reduction in government spending on vehicles powered by battery technology; delays in construction and operation of production facilities; the amount of redemption requests made by Kensington’s public equity holders; and the ability of Kensington or the combined company to issue equity or equity-linked securities in connection with the Proposed Business Combination or in the future. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Kensington’s periodic filings with the Securities and Exchange Commission (the “SEC”), including Kensington’s final prospectus for its initial public offering filed with the SEC on March 2, 2022 and the Registration Statement (as defined below) filed in connection with the Proposed Business Combination. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Amprius or Kensington presently know or that Amprius and Kensington currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Amprius’ and Kensington’s expectations, plans or forecasts of future events and views as of the date of this communication. Amprius and Kensington anticipate that subsequent events and developments will cause Amprius’ and Kensington’s assessments to change. However, while Amprius and Kensington may elect to update these forward-looking statements at some point in the future, Amprius and Kensington specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Amprius’ or Kensington’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Amprius, Kensington, nor any of their respective affiliates have any obligation to update this communication other than as required by law.

Important Information and Where to Find It This communication is being made in respect of the proposed transaction involving Kensington and Amprius. A full description of the terms of the transaction is provided in the registration statement on form S-4, dated June 21, 2022 (File No. 333-265740) (the “Registration Statement”), filed with the SEC by Kensington. The Registration Statement includes a prospectus with respect to the combined company’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement with respect to the shareholder meeting of Kensington to vote on the Proposed Business Combination. Kensington also plans to file other documents and relevant materials with the SEC regarding the Proposed Business Combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to the shareholders of Kensington as of the record date to be established for voting on the Proposed Business Combination. SECURITY HOLDERS OF AMPRIUS AND KENSINGTON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Amprius and Kensington once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. The information contained on, or that may be accessed through the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication. Participants in the Solicitation Kensington and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Kensington in connection with the Proposed Business Combination. Amprius and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Kensington’s executive officers and directors in the solicitation by reading Kensington’s final prospectus filed with the SEC on March 2, 2022, the definitive proxy statement/prospectus, which will become available after the Registration Statement has been declared effective by the SEC, and other relevant materials filed with the SEC in connection with the Proposed Business Combination when they become available. Information concerning the interests of Kensington’s participants in the solicitation, which may, in some cases, be different from those of Kensington’s shareholders generally, is set forth in the preliminary proxy statement/prospectus included in the Registration Statement. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or constitute a solicitation of any vote or approval in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Kensington, Amprius or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Overview Executive Summary Option Overview & Treatment in Proposed Transaction General U.S. Income Tax Considerations NOTE: These materials address only options to purchase shares of common stock of Amprius Technologies, Inc. These materials do not discuss options to purchase shares of common stock of Amprius, Inc. or other equity interests in Amprius, Inc., which will not be affected by the proposed transaction.

Executive Summary

Executive Summary - Proposed Transaction On May 11, 2022, Amprius Technologies, Inc. (“Amprius”) entered into a Business Combination Agreement with Kensington Capital Acquisition Corp. IV (a special purpose acquisition company) (“Kensington”), pursuant to which Amprius will become a publicly listed company (the “proposed transaction” or “Merger”) Shares of common stock of the newly combined company (“New Amprius” and such shares, “New Amprius Shares”) are expected to be listed on the NYSE with the ticker symbol “AMPX”

Executive Summary – Option Treatment Assumption of Options – Upon the closing of the proposed transaction, each outstanding Amprius option will be converted into an option to purchase New Amprius Shares (an “Assumed New Amprius Option”) Terms of Assumed New Amprius Options Number of New Amprius Shares Covered by Assumed New Amprius Option – Amprius options will be converted into Assumed New Amprius Options based on an exchange ratio that will be determined based on the consideration received by the holders of Amprius common stock in the proposed transaction (the “Exchange Ratio”). See below for further details Other Terms - Vesting and other terms of options will generally remain the same

Executive Summary – Exchange Ratio Determination of Exchange Ratio – The Exchange Ratio for options will be the same exchange ratio used to determine the number of New Amprius Shares that each share of Amprius common stock will be converted into in connection with the proposed transaction. Timing of Determination - The Exchange Ratio will not be known until closer to the closing, and will fluctuate based on several factors, including the following: The number of outstanding securities of Amprius (including outstanding Amprius capital stock, options, and warrants) as of immediately prior to the closing of the proposed transaction

Executive Summary - Tax Implications Tax Liability: The conversion of Amprius options into Assumed New Amprius Options will not, in itself, trigger tax liabilities ISO Status: For incentive stock options (“ISOs”), conversion intended to allow options to continue as ISOs You should consult with your own tax adviser regarding your options before exercise to better understand the tax consequences of any issuance and subsequent disposition of shares

Executive Summary – Exercise & Trading Pre-Close: Holders of Amprius options can continue to exercise vested options for shares of Amprius common stock before the closing Post-Close: Assumed New Amprius Options will be exercisable (when vested) for New Amprius Shares, as adjusted pursuant to the Merger Agreement Trading Restrictions: Lock-up period contemplated by New Amprius’ bylaws for one year post-closing subject to certain accelerating events Other trading restrictions will apply (for example, blackout periods)

Option Overview & Treatment in Proposed Transaction

Amprius Options – a Quick Review Options generally give you the ability to buy shares at a fixed exercise price for a specified period of time, subject to vesting and other criteria Options to purchase shares of Amprius common stock were granted under Amprius’ 2016 Equity Incentive Plan and an award agreement under the plan

Amprius Option Treatment in the Merger If you hold Amprius options that are outstanding and unexercised immediately before the Merger closes, those Amprius options will be assumed by New Amprius and converted into Assumed New Amprius Options Assumed New Amprius Options Cover New Amprius Shares rather than shares of Amprius common stock The number of New Amprius Shares subject to the Assumed New Amprius Option will be adjusted from the number of shares of Amprius common stock subject to the Amprius option The per share exercise price of the Assumed New Amprius Option will be adjusted from the per share exercise price that applied to the Amprius option Other terms and conditions generally remain the same as the corresponding Amprius option immediately before being assumed, including vesting terms

Assumed New Amprius Options - Adjustments Based on Exchange Ratio Number of New Amprius Shares under the Assumed New Amprius Option is equal to: Number of Amprius shares subject to the corresponding Amprius option immediately before the Merger closes, multiplied by The Exchange Ratio Any resulting fractional share is rounded down to the nearest whole share Per share exercise price of the Assumed New Amprius Option is equal to: Per share exercise price of the corresponding Amprius option immediately before the Merger closes, divided by The Exchange Ratio Any resulting fractional cent is rounded up to the nearest whole cent The Exchange Ratio for options will be the same Exchange Ratio used to determine the number of New Amprius Shares that each share of Amprius common stock will be converted into in connection with the proposed transaction.

Amprius Option Assumption Example Assume the following hypothetical example Amprius option outstanding at the Closing: Option to purchase 1,000 shares of Amprius common stock Exercise price of $3.79 per share (for an aggregate exercise price of $3,790.00) Exchange Ratio of 1.45823 Amprius option to purchase 1,000 Amprius shares x Exchange Ratio of 1.45823 = Assumed New Amprius Option to purchase 1,458 New Amprius Shares Amprius option’s exercise price per share of $3.79 ÷ Exchange Ratio of 1.45823 = Assumed New Amprius Option’s exercise price per share of $2.60 (for an aggregate exercise price of $3,790.80 to purchase 1,458 New Amprius Shares under the Assumed New Amprius Option) * Fractional share rounded down, fractional cent rounded up This illustrative example reflects several assumptions, including that the number of outstanding securities of Amprius will not change prior to the closing. The Exchange Ratio will not be determined until closer to the closing, and any changes in the number of outstanding securities of Amprius would result in a decrease or increase in the Exchange Ratio.

General U.S. Income Tax Considerations

Important Notice Neither Amprius nor any of its representatives is offering tax planning or tax advice. The following provides a brief summary of certain matters relating to the potential impact of U.S. federal income tax laws, as such laws were in effect on the date of this presentation, on certain options granted to you by Amprius. Neither Amprius nor any of its representatives undertakes any obligation to update these materials. This summary is not intended to be exhaustive and does not discuss the tax consequences in the event of your death or the provisions of any income tax laws of any municipality, state, or non-U.S. country in which you may reside. You should consult your own tax adviser regarding your unique situation. This summary also does not cover a discussion of any shares of Amprius stock that you may hold. For actual terms of your Amprius options, please refer to the paperwork for your Amprius options, including the 2016 Equity Incentive Plan and the award agreements under which they were granted.

Assumption of Amprius Options No tax at assumption of Amprius option and conversion into Assumed New Amprius Option

Types of Options Two types of options for U.S. tax purposes Incentive stock options (ISOs) Nonstatutory stock options (NSOs) ISOs and NSOs differ only in their tax effects, not in any other way Note that it is possible for ISOs under certain circumstances to convert into NSOs In all cases you should consult with your own tax adviser regarding your options before exercise to better understand the tax consequences of any exercise and subsequent disposition of shares

Nonstatutory Stock Options (NSOs) An NSO is any option that does not qualify as an ISO No tax at the time of grant At exercise, difference between FMV at the time over the exercise price (the “spread”) is ordinary income Employees: subject to tax withholdings and reported on W-2 Non-employees: no tax withholdings and reported on 1099 At sale of shares, capital gain/loss Long-term capital gain/loss if the shares are held for > 1 year

Incentive Stock Options (ISOs) An ISO is an option that is eligible for more favorable tax treatment than other options Key concepts: No tax at grant No tax at exercise Unless alternative minimum tax (AMT) applies Sale or other disposition of shares triggers income Tax consequences at sale differ depending on if the disposition is “qualifying” or “disqualifying” “Qualifying” = more favorable tax results “Disqualifying” = not qualified for favorable tax results

Qualifying vs. Disqualifying Dispositions Applicable Holding Periods More than 2 years from grant date of ISOs More than 1 year from exercise of ISOs Must meet both holding periods for qualifying disposition of ISOs Failure to meet either of the holding periods results in disqualifying disposition of ISOs Example: Hold option for 5 years, then exercise and sell shares the same day – disqualifying disposition, because haven’t met both holding periods

Tax Results of Disposition Under ISOs Qualifying: All gain is long-term capital gain in the year of sale Disqualifying: Tax in year of sale still, but - Ordinary income on the spread at exercise between FMV at exercise over the exercise price; and Capital gain on difference between sale price over exercise price (can be short or long term)

Questions?

AMPRIUS TECHNOLOGIES, INC.

FREQUENTLY ASKED QUESTIONS

STOCK OPTIONS

Forward-Looking Statements

In connection with the proposed business combination between Amprius Technologies, Inc. (“Amprius”) and Kensington Capital Acquisition Corp. IV (“Kensington”) (NYSE: KCAC.U) (the “Proposed Business Combination”), this communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934 and the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, each as amended, including Kensington’s or Amprius’ or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the Proposed Business Combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Amprius’ and Kensington’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Amprius and Kensington. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the equity holders of Amprius or Kensington is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; risks related to the rollout of Amprius’ business and the timing of expected business milestones; the effects of competition on Amprius’ business; supply shortages in the materials necessary for the production of Amprius’ products; the termination of government clean energy and electric vehicle incentives or the reduction in government spending on vehicles powered by battery technology; delays in construction and operation of production facilities; the amount of redemption requests made by Kensington’s public equity holders; and the ability of Kensington or the combined company to issue equity or equity-linked securities in connection with the Proposed Business Combination or in the future. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Kensington’s periodic filings with the Securities and Exchange Commission (the “SEC”), including Kensington’s final prospectus for its initial public offering filed with the SEC on March 2, 2022 and the Registration Statement (as defined below) filed in connection with the Proposed Business Combination. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Amprius or Kensington presently know or that Amprius and Kensington currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Amprius’ and Kensington’s expectations, plans or forecasts of future events and views as of the date of this communication. Amprius and Kensington anticipate that subsequent events and developments will cause Amprius’ and Kensington’s assessments to change. However, while Amprius and Kensington may elect to update these forward-looking statements at some point in the future, Amprius and Kensington specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Amprius’ or Kensington’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Amprius, Kensington, nor any of their respective affiliates have any obligation to update this communication other than as required by law.

Important Information and Where to Find It

This communication is being made in respect of the proposed transaction involving Kensington and Amprius. A full description of the terms of the transaction is provided in the registration statement on form S-4, dated June 21, 2022 (File No. 333-265740) (the “Registration Statement”), filed with the SEC by Kensington. The Registration Statement includes a prospectus with respect to the combined company’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement with respect to the shareholder meeting of Kensington to vote on the Proposed Business Combination. Kensington also plans to file other documents and relevant materials with the SEC regarding the Proposed Business Combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to the shareholders of Kensington as of the record date to be established for voting on the Proposed Business Combination. SECURITY HOLDERS OF AMPRIUS AND KENSINGTON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Amprius and Kensington once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. The information contained on, or that may be accessed through the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Kensington and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Kensington in connection with the Proposed Business Combination. Amprius and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Kensington’s executive officers and directors in the solicitation by reading Kensington’s final prospectus filed with the SEC on March 2, 2022, the definitive proxy statement/prospectus, which will become available after the Registration Statement has been declared effective by the SEC, and other relevant materials filed with the SEC in connection with the Proposed Business Combination when they become available. Information concerning the interests of Kensington’s participants in the solicitation, which may, in some cases, be different from those of Kensington’s shareholders generally, is set forth in the preliminary proxy statement/prospectus included in the Registration Statement.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or constitute a solicitation of any vote or approval in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Kensington, Amprius or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

General

Q1:	Why am I receiving these FAQs?

A1:

You are receiving these FAQs because you may hold one or more outstanding stock options (“Amprius Options”) covering shares of Amprius common stock (“Amprius Shares”) granted under the Amprius Technologies, Inc. 2016 Equity Incentive Plan (the “Equity Plan”). These FAQs provide brief answers to some commonly asked questions about your Amprius Options and certain changes to Amprius Options contemplated by the Merger (as defined below).

Please note that these FAQs discuss only certain key aspects of your Amprius Options and the treatment of such Amprius Options in connection with the Merger in general terms. The FAQs do not discuss the treatment of any Amprius Shares or other Amprius equity interests that you may hold, including any Amprius Shares that were issued to you as restricted stock or as a result of any previous exercise of any Amprius Options. Additionally, if there is any difference between the discussion in these FAQs and the terms of the Merger Agreement or the Equity Plan and award agreement under which an Amprius Option is granted, then the terms of the Merger Agreement or Equity Plan or award agreement, as applicable, will govern. You should consult with your own tax adviser regarding your Amprius Options before exercise to better understand the tax consequences of any exercise and subsequent disposition of shares.

The FAQs do not discuss options to purchase shares of Amprius, Inc. common stock or any other equity interests in Amprius, Inc., which will not be affected by the Merger.

Q2:	Where do I find the award agreements applicable to my Amprius Option?

A2:

If you hold any Amprius Options, you previously received an award agreement pursuant to the Equity Plan for each of your Amprius Options as well as any other communications from Amprius with regard to changes or adjustments (if any) to those Amprius Options following grant.

If you have questions about your Amprius Option paperwork, please contact Sandra Wallach (sandra.wallach@amprius.com) or Andrew Passett (andrew.passett@amprius.com).

Q3:	What is the Merger?

A3:

As you may be aware, Amprius is anticipated to become a publicly traded company, and the shares of common stock of the newly combined company (“New Amprius”) is expected to be listed on The New York Stock Exchange under the new ticker symbol “AMPX” (the “New Amprius Shares”). To this end, Amprius is combining with Kensington (NYSE: KCAC.U, KCA.U, KCAC and KCAC.W), a special purpose acquisition company or a “SPAC.” While we have reached an agreement with Kensington (the Business Combination Agreement, dated as of May 11, 2022, by and among Amprius, Kensington, and Kensington Capital Merger Sub Corp. (such agreement, the

“Merger Agreement,” and the transactions contemplated under it, the “Merger”)), the Merger remains subject to the satisfaction of various closing conditions, including certain regulatory approvals and the approval of Kensington’s shareholders. The date that the Merger actually closes (the “Closing”) will be the “Closing Date,” and the time that the Merger is completed generally is referred to as the “Effective Time.”

Amprius Options

Q4:	What happens to my Amprius Options before the Merger?

A4:	Up through the Effective Time, each outstanding Amprius Option will continue to vest according to the terms of the applicable grant.

Q5:	What happens to my Amprius Options in the Merger?

A5:

At the Effective Time, each Amprius Option that is outstanding and unexercised immediately before the Effective Time, whether vested or unvested, will be assumed by New Amprius. Accordingly, as of the Effective Time, such Amprius Option will convert into an option to acquire New Amprius Shares (such option, as converted, an “Assumed New Amprius Option”), which shares are contemplated to be traded on The New York Stock Exchange.

Q6:	What are the terms of my Assumed New Amprius Options?

A6:

The terms of an Assumed New Amprius Option, including vesting and exercisability, will be the same as the terms that applied, as of immediately before the Effective Time, to the Amprius Option that converted into such Assumed New Amprius Option, except that the Assumed New Amprius Option will (i) cover an adjusted number of New Amprius Shares, and (ii) have an adjusted exercise price. These adjustments will be made using the Exchange Ratio, as defined in the Merger Agreement (the “Exchange Ratio”).

Q7:	What is the Exchange Ratio?

A7:

The actual Exchange Ratio will be calculated closer to the Closing based on a formula specified in the Merger Agreement that takes into account various factors such as the number of Amprius Shares outstanding at the time of the Closing and the number of Amprius Shares subject to outstanding Amprius Options at the time of the Closing. Subject to certain assumptions, the Exchange Ratio currently is estimated to equal 1.45823, which means that if you currently have Amprius Options to purchase 1,000 Amprius Shares, immediately following the Closing, you would have an Assumed New Amprius Option to purchase 1,458 New Amprius Shares.

The Exchange Ratio is intended to provide proportionate adjustments to Amprius Options at the Effective Time to reflect the changes in corporate structure that occur as a result of Amprius being acquired by Kensington in the Merger and to preserve the benefit intended for you to receive thereunder.

Q8:	How many New Amprius Shares will my Assumed New Amprius Options cover?

A8:	The number of New Amprius Shares subject to each Assumed New Amprius Option will equal the product of:

(x) the number of Amprius Shares subject to the Amprius Option converted into the Assumed New Amprius Option as of immediately before the Effective Time, multiplied by

(y) the Exchange Ratio,

with any resulting fractional share rounded down to the nearest whole number.

Q9:	What is the exercise price per share of each of my Assumed New Amprius Options?

A9:	The exercise price per share of each Assumed New Amprius Option will equal the quotient of:

(x) the exercise price per share applicable to the Amprius Option that into the Assumed New Amprius Option as of immediately before the Effective Time, divided by

(y) the Exchange Ratio,

with any resulting fractional cent rounded up to the nearest whole cent.

Q10:	Can you provide an example of a Amprius Option that converts to an Assumed New Amprius Option?

A10:

Assume solely for hypothetical purposes the following example. You hold a Amprius Option to purchase 1,000 Amprius Shares at a per share exercise price of $3.79 and an aggregate exercise price of $3,790.00. The Amprius Option remains outstanding and unexercised through the Closing so that at the Effective Time, it is assumed by New Amprius and converts into an Assumed New Amprius Option. Further assume that the Exchange Ratio is 1.45823.

The 1,000 Amprius Shares subject to your Amprius Option will be adjusted at the Effective Time by multiplying it by the Exchange Ratio of 1.45823, with any fractional share rounded down to the nearest whole share, resulting in a total of 1,458 New Amprius Shares subject to your Assumed New Amprius Option. The $3.79 per share exercise price of your Amprius Option also will be adjusted at the Effective Time by dividing it by the Exchange Ratio of 1.45823, with any fractional cent rounded up to the nearest whole cent, resulting in a per share exercise price of $2.60 (and an aggregate exercise price of $3,790.80) for the Assumed New Amprius Option.

This illustrative example reflects several assumptions, including that the number of outstanding securities of Amprius will not change prior to the Closing. The Exchange Ratio will not be determined until closer to the Closing, and any changes in the number of outstanding securities of Amprius would result in a decrease or increase in the Exchange Ratio.

Amprius Shares

Q11:	What happens in the Merger to Amprius Shares that I hold?

A11:

If you hold Amprius Shares, whether through the exercise of an Amprius Option or other purchase or issuance, the treatment of those Amprius Shares also will be governed by the Merger Agreement. For more information regarding the treatment of those Amprius Shares, Kensington has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (File No. 333-265740) (the “Registration Statement”), which is publicly available on the SEC’s website at http://www.sec.gov, that describes the Merger Agreement and the terms of the Merger in greater detail. You should refer to the Registration Statement and other filings and relevant materials filed by Kensington with the SEC for further information about the Amprius Shares that you hold.

Certain U.S. Federal Income Tax and Withholding Consequences

The following discussion is intended only as a summary of the general U.S. income tax laws that apply as of the date of these FAQs to Amprius Options and the sale of shares acquired through such Amprius Options. However, the specific federal, state and local tax consequences to you will depend on your individual circumstances.

Q12:	My Amprius Options are incentive stock options. What is the general U.S. tax treatment of these Amprius Options?

A12:

If your Amprius Option is an incentive stock option, you generally will not recognize income as a result of the grant or exercise of the Amprius Option (although at exercise, certain taxpayers may experience a taxable adjustment for alternative minimum tax purposes). You will recognize gain at the time of sale or other disposition of shares acquired upon exercise of the option. Any gain generally will be taxed at long-term capital gain rates if you sell the shares that you purchased through the exercise:

•	more than two years after the date Amprius granted you the Amprius Option, and

•	more than one year after the date of exercise of the Amprius Option.

However, if you sell the shares purchased through the exercise of an incentive stock option within either of the two holding periods described above, generally any gain up to the excess of the fair market value of the shares on the date of exercise over the exercise price will be taxed at ordinary income rates. Any additional gain generally will be taxable as long-term or short-term capital gain, depending on whether you have held the shares for more than one year.

If you sell the shares that you purchased through the exercise of an incentive stock option within either of the above holding periods in a transaction in which you would not recognize a loss (for example, a gift), the excess of the value of the shares on the exercise date over the exercise price will be taxed at ordinary income rates. Any loss that you recognize upon disposition of the shares purchased through the exercise of the Amprius Option, whether before or after expiration of the two-year and one-year holding periods described above, will be treated as a capital loss. The capital loss will be long-term or short-term depending on whether you have held the shares for more than one year.

Q13:	Will I owe alternative minimum tax as a result of my incentive stock options?

A13:

It depends. Your incentive stock options may affect the determination of your alternative minimum tax. When you exercise the shares subject to an incentive stock option, you will be required to include the amount equal to the fair market value of the shares on the date of exercise over the exercise price as an adjustment item in the determination of your alternative minimum tax. However, if you dispose of the shares that you purchased through the exercise of an incentive stock option in the same calendar year as the date of exercise of the incentive stock option, then no adjustment with respect to those shares is included in the determination of your alternative minimum tax.

Determination of the alternative minimum tax is complex and highly dependent on the taxpayer’s individual situation. As a result, if you hold Amprius Options that are incentive stock options, you should consult your tax adviser before exercising any incentive stock options to better understand and appreciate how the exercise of the Amprius Option and sale or other disposition of the shares may impact your tax situation.

Q14:	If my Amprius Options are nonstatutory stock options, what is the general U.S. tax treatment of such Amprius Options?

A14:

If your Amprius Option is a nonstatutory stock option, you generally will not recognize income as a result of the grant of the Amprius Option. However, you generally will recognize ordinary income when you exercise the Amprius Option, to the extent the value on the date of exercise of the shares you receive exceeds the exercise price you pay. For employees, the ordinary income you recognize will be subject to applicable tax withholding at the time of exercise. Any gain (or loss) when you sell the shares generally will be taxable as long-term or short-term capital gain (or loss), depending on whether you have held the shares for more than one year.

Q15:	Will I recognize any income when my Amprius Options are assumed by New Amprius and convert to Assumed New Amprius Options?

A15:	No. If you are a U.S. taxpayer and New Amprius assumes your Amprius Options, you generally will not recognize ordinary income at the time of such assumption.

You should consult your own tax adviser as to the specific tax implications to you of the Merger with respect to your Assumed New Amprius Options, including the applicability and effect of federal, state, local and non-U.S. tax laws. If you are subject to the tax laws of a country other than the U.S., or the tax laws of multiple countries, you should be aware that there may be other tax consequences that may apply to you. Your federal, state, local and non-U.S. tax consequences depend upon your unique circumstances.

Q16:	Who do I contact if I have additional questions regarding my Amprius Options?

A16:

If you have additional questions regarding your Amprius Options or the impact of the Merger on your Amprius Options, including the current valuation that will apply if you exercise your Amprius Option before the Closing Date, please contact any one of the following: Sandra Wallach (sandra.wallach@amprius.com) or Andrew Passett (andrew.passett@amprius.com).